EXHIBIT 99.73

FOR IMMEDIATE RELEASE

130 Adelaide Street West, Suite 2200

Toronto, Ontario M5H 3P5

Telephone: (416) 368-9932 or 1 (866) 788-8801

(All amounts are expressed in United States dollars, unless otherwise stated)

Thursday, March 24, 2011

Alamos Reports a 38% Increase in Measured and Indicated Mineral Resources and

Replaces Mineral Reserves at Mulatos

Toronto, Ontario – Alamos Gold Inc. (TSX: AGI) (“Alamos” or the “Company”) reports mineral reserves and resources for the Mulatos Mine in Mexico and mineral resources for the Ağı Dağı and Kirazlı projects in Turkey as of December 31, 2010.

Highlights:

•	Reported proven and probable mineral reserves 2.39 million ounces of gold at Mulatos, replacing mineral reserves mined-out in 2010.

•	Increased measured and indicated mineral resources by 38% to 4.40 million ounces of gold.

•	Reported inferred mineral resources of 0.92 million ounces of gold.

•	Increased the projected life of the Mulatos High-Grade Mill to 2.4 years from 1.6 years based solely upon updated reserves at Escondida.

•	Reported initial mineral reserves at San Carlos.

This document should be read in conjunction with the tables presented at the end of this press release. All references to the Company’s 2009 mineral reserves and resources are reported in the Company’s 2009 Annual Information Form dated March 31, 2010, available on SEDAR (www.sedar.com).

Mineral Reserves

In 2010, the Company successfully replaced mined-out mineral reserves at Mulatos with total proven and probable reserves of 2.39 million ounces of gold at year-end. The replacement of reserve ounces is attributable to the conversion of mineral resources at San Carlos, inclusion of additional drilling at Escondida, conversion of pit-contained mineral resources to mineral reserves as a result of closer-spaced drilling, and using an $875 per ounce gold price assumption compared to $800 in 2009. A detailed summary of proven and probable mineral reserves for the Mulatos Mine as of December 31, 2010 is presented in Table 1 at the end of this press release.

Based on the budgeted 2011 average throughput rate at the Mulatos Mine of 15,700 tonnes per day (“tpd”) and a projected 500 tpd rate for the Mulatos High-Grade Mill, the Mulatos Mine has an overall expected mine life of approximately 9 years as of December 31, 2010. The life-of-mine waste-to-ore ratios as of December 31, 2010 for the Mulatos Mine and nearby satellite deposits are summarized in Table 2 at the end of this press release.

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Mineral Resources

Globally, the Company’s measured and indicated mineral resources, which are reported exclusive of mineral reserves, increased 38% to 4.40 million ounces as of December 31, 2010 compared to the pro forma December 31, 2009 mineral resources (which includes the Ağı Dağı and Kirazlı projects that were acquired on January 6, 2010). Over the same period, the Company’s inferred mineral resources decreased to 0.92 million ounces as a result of the conversion of inferred mineral resources to the measured and indicated mineral resource categories.

Mulatos

Measured and indicated mineral resources at Mulatos, which are reported at a 0.5 grams of gold per tonne of ore (“g/t Au’) cut-off, increased 47% to 2.75 million ounces and inferred resources decreased to 0.51 million ounces at December 31, 2010 compared to the prior year. The increase in measured and indicated mineral resources and the decrease of inferred mineral resources is primarily attributable to the conversion of the inferred mineral resources into the measured and indicated categories. The reported mineral resources also benefitted from the delineation of new resources through infill drilling and extension drilling.

A detailed summary of measured and indicated mineral resources and inferred mineral resources for Mulatos are presented in tables 3 and 4 at the end of this release, respectively.

A map detailing the current and planned Mulatos Pit area is presented in Figure 1 at the end of this press release. The locations of the Cerro Pelon and La Yaqui mineral reserve areas, as well as other regional targets within the Mulatos District, are shown in Figure 2 at the end of this press release.

Ağı Dağı and Kirazlı

Indicated mineral resources at Ağı Dağı and Kirazlı, which are reported at a 0.2 g/t Au cut-off, increased 26% to 1.65 million ounces and inferred mineral resources decreased to 0.42 million ounces compared to the March 2010 Preliminary Economic Assessment for these projects. The increase in indicated mineral resources and the decrease in inferred mineral resources are a result of the conversion of inferred mineral resources into the indicated category. The reported mineral resources also benefitted from the delineation of new resources at both Ağı Dağı and Kirazlı through infill drilling.

Detailed summaries of the indicated mineral resources for Ağı Dağı and Kirazlı are presented in tables 5 and 6 at the end of this release, respectively. Inferred mineral resources for Ağı Dağı and Kirazlı are presented in tables 7 and 8 at the end of this release, respectively. Figures 3 and 4 provide the location of mineral resource areas for Ağı Dağı and Kirazlı projects in Turkey, respectively.

Additionally, the Company is currently completing a preliminary feasibility study for the Ağı Dağı and Kirazlı projects that will include updated mineral resource estimates for both projects to account for additional drilling carried out in late 2010 and early 2011.

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Qualified Persons

The independent Qualified Person for the National Instrument 43-101 compliant mineral reserve estimate is Herb Welhener, Vice President of Independent Mining Consultants Inc. of Tucson, Arizona, working in conjunction with the Company’s exploration and operations staff. Marc Jutras, P. Eng., M.A.Sc., Director of Mineral Resources for Alamos, prepared or supervised the mineral resource estimation for the Mulatos Mine (excluding San Carlos), the Ağı Dağı and Kirazlı projects, and provided assistance and supervision for other areas. Keith Blair, Manager of Applied Geoscience LLC of Reno, Nevada, prepared the mineral resource estimation for the San Carlos area. Messieurs Welhener, Jutras, and Blair are recognized as Qualified Persons according to the requirements of National Instrument 43-101 of the Canadian Securities Administrators.

Exploration programs at Mulatos are directed by Ken Balleweg, P.Geo., B.Sc. Geological Engineering, M.Sc. Geology, Alamos’ Exploration Manager – Mexico, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

Exploration programs at Ağı Dağı and Kirazlı are directed by Dominique Fournier, P.Geo., PhD. in Geology, Alamos’ Exploration Manager – Turkey, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

Drilling, sampling, QA/QC protocols and analytical methods for individual resource areas are as outlined in the respective news releases for these areas, in the 2004 Mulatos Feasibility Study, and in the Ağı Dağı and Kirazlı 2010 Preliminary Economic Assessment, which are available at www.sedar.com.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs nearly 500 people in Mexico and Turkey and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has over US$185 million cash on hand, is debt-free, and unhedged to the price of gold. Alamos’ common shares are traded on the Toronto Stock Exchange under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

John A. McCluskey	Jeremy Link
President and Chief Executive Officer	Director, Investor Relations
(416) 368-9932	(416) 368-9932

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource which is classified as “inferred” or “indicated” has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources:

This press release uses the terms “Measured”, “Indicated”, and “Inferred” resources. Investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. Investors are also cautioned not to assume that all or any part of a Mineral Resource is economically or legally mineable.

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Table 1: Proven and Probable Mineral Reserves at Mulatos Project Area as of December 31, 2010

	Proven and Probable Mineral Reserves[1] As of December 31, 2010
	Proven[2]			Probable[2]			Proven + Probable[2]
Reserve Area	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au
Mulatos Mine[3,4,5]	8,074	1.72	446,332	42,946	1.09	1,509,076	51,020	1.19	1,955,408
Existing Stockpiles	3,205	2.05	211,035	-	-	-	3,205	2.05	211,035
La Yaqui Pit[6]	-	-	-	1,574	1.58	79,826	1,574	1.58	79,826
Cerro Pelon Pit[7]	-	-	-	2,673	1.64	140,525	2,673	1.64	140,525
TOTAL	11,279	1.81	657,367	47,193	1.14	1,729,427	58,472	1.27	2,386,794

(1)

The Company’s mineral reserves as at December 31, 2010 are classified in accordance with the Canadian Institute of Mining Metallurgy and Petroleum’s “CIM Standards on Mineral Resources and Reserves, Definition and Guidelines” as per Canadian Securities Administrator’s National Instrument 43-101 requirements.

(2)	Tonnes are rounded to the closest “000s” and grades are rounded to the closest “0.00”s.
(3)	The mineral reserve estimate for the Mulatos Mine incorporates the Estrella, Escondida, Puerto del Aire, El Salto, Mina Vieja, El Victor, and San Carlos areas.
(4)

Mineral reserve gold cut-off grade for the Mulatos Mine is determined as a net of process value of $0.10 per tonne (or the internal recovered gold cut-off grade of 0.28 g/t Au for San Carlos), for each model block. The determination was based on an $875 per ounce gold price, a February 2011 resource and recovery model, and the 2011 budget costs based on the actual cost figures from current mining operations.

(5)

Pit-contained mineral reserves for the Escondida high-grade zone are 430,000 tonnes grading 12.19 g/t Au for 168,494 ounces; San Carlos’ contribution to pit-contained mineral reserves is 2,606,000 tonnes grading 1.89 g/t Au for 158,756 ounces.

(6)

Mineral reserve gold cut-off grade for the La Yaqui Pit is a 0.30 g/t gold. The determination was based on an $800 per ounce gold price, a May 2009 resource model, gold recovery at the current mining operations, and the 2010 budget costs based on the actual cost figures from current mining operations.

(7)

Mineral reserve gold cut-off grade for the Cerro Pelon Pit is determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on an $800 per ounce gold price, a November 2009 resource model, gold recovery at the current mining operations, and the 2010 budget costs based on the actual cost figures from current mining operations.

Table 2: Mulatos Project Area Life-of-Mine Waste-to-Ore Ratios as of December 31, 2010

Project	Waste-to-Ore Ratio
Mulatos Mine[1]	0.90
Cerro Pelon Pit	2.13
La Yaqui Pit	0.16
San Carlos Pit	7.75

(1)

The life-of-mine waste-to-ore ratio for the Mulatos Mine incorporates the Estrella, Escondida, Puerto del Aire, El Salto, Mina Vieja, and El Victor areas. San Carlos open pit waste-to-ore ratio is presented separately.

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Table 3: Measured and Indicated Mineral Resources as of December 31, 2010 - Mulatos Project Area

	Measured and Indicated Mineral Resources[1,2,3] As of December 31, 2010
	Measured			Indicated			Measured + Indicated
Cut-off Grade (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au
2.00	646	4.03	83,706	4,628	3.42	509,516	5,274	3.50	593,222
1.50	1,149	3.03	111,921	8,958	2.59	746,898	10,107	2.64	858,819
1.00	2,533	2.02	164,745	20,875	1.81	1,211,632	23,408	1.83	1,376,377
0.70	4,834	1.46	226,628	43,706	1.30	1,825,173	48,540	1.31	2,051,801
0.50	8.018	1.11	286,757	77,462	0.99	2,464,516	85,480	1.00	2,751,273
0.30	13,598	0.82	356,598	146,117	0.71	3,333,033	159,715	0.72	3,689,631

(1)	The updated mineral resource estimate incorporates the Estrella, Escondida, Puerto del Aire, El Salto, Mina Vieja, El Victor, and San Carlos areas.
(2)	In-pit measured and indicated mineral resource blocks are exclusive of pit-contained reserves.
(3)	Measured and indicated mineral resources outside of the Mulatos Mine have no economic restrictions and are tabulated by gold cut-off grade.

Table 4: Inferred Mineral Resources as of December 31, 2010 - Mulatos Project Area

	Inferred Resources[1,2] As of December 31, 2010
Cut-off Grade (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au
2.00	778	3.50	87,506
1.50	1,680	2.53	136,769
1.00	3,749	1.80	216,963
0.70	9,184	1.22	361,307
0.50	16,905	0.93	508,048
0.30	33,152	0.67	710,128

(1)	The updated mineral resource estimate for the Mulatos Mine incorporates the Estrella, Escondida, Puerto del Aire, El Salto, Mina Vieja, El Victor, and San Carlos areas.
(2)	Inferred mineral resources have no economic restrictions and are tabulated by gold cut-off grade.

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TRADING SYMBOL: TSX:AGI

Table 5: Indicated Mineral Resources as of December 31, 2010 - Ağı Dağı Project

	Indicated Mineral Resources[1] As of December 31, 2010
Cut-off Grade (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag
1.00	8,792	2.02	11.13	571,647	3,145,704
0.80	12,271	1.70	8.79	671,860	3,467,375
0.60	19,470	1.33	6.57	829,679	4,110,610
0.40	34,056	0.97	4.73	1,059,998	5,183,873
0.20	68,783	0.62	3.32	1,373,764	7,352,226
0.10	97,417	0.48	2.78	1,509,093	8,701,545

(1)

Indicated resource for Ağı Dağı project, which include the Baba and Delı zones, are pit constrained with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a $1,025 per ounce gold price, February 2011 resource and recovery models, and recent engineering estimates of costs. Resources were then tabulated by gold cut-off grade.

Table 6: Indicated Mineral Resources as of December 31, 2010 - Kirazlı Project

	Indicated Mineral Resources[1] As of December 31, 2010
Cut-off Grade (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag
1.00	2,332	1.97	12.98	147,704	973,197
0.80	3,299	1.65	12.60	175,010	1,336,443
0.60	5,157	1.30	13.37	215,545	2,216,799
0.40	7,416	1.06	11.56	252,740	2,756,292
0.20	9,982	0.86	10.43	276,003	3,347,338
0.10	12,036	0.74	9.91	286,360	3,834,896

(1)

Indicated mineral resources for the Kirazlı project are pit constrained with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a $1,025 per ounce gold price, a February 2011 resource model, and estimated metal recovery and costs based on the March 2010 Preliminary Economic Assessment. Mineral resources were then tabulated by gold cut-off grade.

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Table 7: Inferred Mineral Resources as of December 31, 2010 - Ağı Dağı Project

	Inferred Resources[1] As of December 31, 2010
Cut-off Grade (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag
1.00	1,456	1.60	4.45	74,888	208,438
0.80	2,092	1.38	3.86	92,863	259,573
0.60	3,553	1.09	3.35	124,871	382,948
0.40	6,934	0.80	2.69	177,807	589,951
0.20	16,576	0.50	2.07	266,469	1,101,755
0.10	24,676	0.38	1.75	301,479	1,384,791

(1)

Inferred resource for the Ağı Dağı project are pit constrained with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a $1,025 per ounce gold price, a February 2011 resource and recovery model, and recent engineering estimates of costs. Mineral resources were then tabulated by gold cut-off grade.

Table 8: Inferred Mineral Resources as of December 31, 2010 - Kirazlı Project

	Inferred Resources[1] As of December 31, 2010
Cut-off Grade (g/t Au)	Tonnes (000s)	Grade (g/t Au)	Grade (g/t Ag)	Contained Ounces Au	Contained Ounces Ag
1.00	1,264	1.51	17.26	61,365	701,432
0.80	1,858	1.31	17.74	78,255	1,059,734
0.60	3,166	1.05	18.36	106,880	1,868,880
0.40	4,687	0.87	16.09	131,103	2,424,648
0.20	6,589	0.70	14.21	148,291	3,010,311
0.10	7,549	0.63	13.43	152,907	3,259,591

(1)

Inferred resource for the Kirazlı project are pit constrained with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a $1,025 per ounce gold price, a February 2011 resource model, estimated metal recovery, and costs based on the March 2010 Preliminary Economic Assessment. Mineral resources were then tabulated by gold cut-off grade.

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Figure 1: Mulatos Pit Area

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Figure 2: Mulatos District Property Alteration and Known Gold Occurrences

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Sögütalan
IHLAMUR
DELIDAG
ADVANCED ARGILLIC
SILICA
ARGILLIC
AYITEPE
FIRE TOWER
Kizilelma
TAVSAN
TARGETS
Resource - Reserve
Ore-grade intercept
BABADAG
1 km
Gold in soil 50 ppb
CAMYURT
Ağı Dağı Exploration Targets

Figure 3: Ağı Dağı Project Alteration and Known Gold Occurrences

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Figure 4: Kirazlı Project Alteration and Known Gold Occurrences

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